Exhibit 11
Earnings Per Share
CORN PRODUCTS INTERNATIONAL, INC.
Computation of Net Income
Per Share of Common Stock

Three Months Ended
(All figures are in millions except per share data )	March 31, 2008
Average shares outstanding — Basic	74.1

Effect of dilutive securities:
Stock options and other	1.5

Average shares outstanding — Assuming dilution.	75.6

Net income	$ 64.3

Earnings per share:
Basic	$ 0.87
Diluted	$ 0.85